SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100) (Amendment No. 1)
TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934)

ADVANCED NUTRACEUTICALS, INC.
(Name of the Issuer)

ADVANCED NUTRACEUTICALS, INC.
F. WAYNE BALLENGER
RANDALL D. HUMPHREYS
JEFFREY G. MCGONEGAL
PAILLA M. REDDY
GREGORY PUSEY
DAVID E. WELCH
(Name of Person(s) Filing Statement)

Common Stock $0.01 par value

00760Q201
(CUSIP Number of Class of Securities)

Gregory Pusey President and Chief Executive Officer Advanced Nutraceuticals, Inc. 106 South University Boulevard, Unit 14 Denver, Colorado 80209 (303) 722-4008	With a copy to: Adam J. Agron Brownstein Hyatt & Farber, P.C. 410 17th Street, 22nd Floor Denver, Colorado 80202 (303) 223-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[ ]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

Calculation of Filing Fee
Transaction Valuation * $684,800	Amount of Filing Fee ** $73.27

*	The transaction value is calculated based on the $4.00 per share to be paid for 171,200 shares expected to be cashed-out in the Rule 13e-3 transaction. The filing fee is $107 per million dollars of the total transaction value of $684,800.

**	$58.62 was previously paid. $14.65 is being paid herewith.

        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule 13E-3 is being filed in connection with the proposed reverse split of the common stock of Advanced Nutraceuticals, Inc. (the “Company”) on the basis of one share for each 500 shares outstanding. As a result of the reverse stock split, 4,733,678 shares of the Company’s common stock currently issued and outstanding will be reduced to approximately 9,467 shares (subject to rounding and prior to fractional share re-purchases) issued and outstanding. Following the reverse stock split, the Company will have fewer than 300 shareholders of record. Accordingly, the Company intends to terminate registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its reporting obligations under Section 13 of the Exchange Act following the reverse stock split.

        This Amendment No. 1 to Schedule 13E-3 is being filed concurrently with a preliminary proxy statement (the “Proxy Statement”) filed by the Company on Schedule 14A under the Exchange Act for the Company’s 2006 annual meeting of shareholders. That meeting has been called to consider and vote upon a proposal to approve the reverse stock split; to elect five directors to the Company’s board of directors, each to serve for a one-year term; to amend the Company’s Articles of Incorporation to change the Company’s name to Bactolac Pharmaceutical, Inc.; and to act upon such other matters as may properly come before the annual meeting or any adjournments or postponements thereof. The Proxy Statement is attached hereto as Exhibit (a)(1).

              All references in this Amendment No. 1 to Schedule 13E-3 to Items numbered 1001 through 1016 refer to the information required to be furnished in this Schedule 13E-3 by Items 1001 through 1016 of Regulation M-A. In accordance with the requirements of General Instruction G to Schedule 13E-3 this Schedule 13E-3 incorporates, where applicable, the information contained in the Proxy Statement in response to the Items hereof.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

        (a), (b) The information set forth in the Proxy Statement above and under the caption “Questions and Answers about the Annual Meeting” is incorporated herein by reference.

        (c), (d) The information set forth in the Proxy Statement under the caption “Market for Common Stock and Dividends” is incorporated herein by reference.

        (e) No underwritten public offering or Regulation A exempt offering of the common stock for cash has been made during the past three years.

        (f) The information set forth in the Proxy Statement under the caption “Prior Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a) The information set forth in the Proxy Statement under “Notice of Annual Meeting of Shareholders” and under the caption “Directors and Executive Officers” is incorporated herein by reference.

        (b) Not applicable.

        (c) (1), (2) The information set forth under the captions “Proposal 2 – Election of Directors” and “Directors and Executive Officers,” is incorporated herein by reference.

        (3) None of such persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

        (4) None of such persons was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding if any violation of federal or state securities laws.

        (5) Each of such persons is a citizen of the United States.

        (d) Not applicable.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Introduction,” “Special Factors –Background,” “Special Factors –Reasons for the Reverse Stock Split,” “Special Factors – Alternatives Considered by the Board,” “Special Factors – Certain Effects of the Reverse Stock Split, ” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders,” “Special Factors – Certain Federal Income Tax Consequences,” “Special Factors – Approvals Required for the Reverse Stock Split,” “Special Factors — Effective Date of the Reverse Stock Split,” “Special Factors – Financing of the Reverse Stock Split,” “Special Factors – Exchange of Certificates,” “Questions and Answers about the Annual Meeting – Who is entitled to vote?,” “Questions and Answers about the Annual Meeting – Who can attend the meeting?” “Questions and Answers about the Annual Meeting –What constitutes a quorum?” and “Questions and Answers about the Annual Meeting – How do I vote?" is incorporated herein by reference.

        (c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Certain Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders” and “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders,” is incorporated herein by reference.

        (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions “Summary Term Sheet Do I have appraisal or dissenters’ rights?” and “Appraisal/Dissenters’ Right of the Company’s Shareholders” is incorporated herein by reference.

        (e) None.

        (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a) (1) None.

                  (2)        The information set forth in the Proxy Statement under the captions “Directors and Executive Officers – Compensation of Directors,” “Directors and Executive Officers – Executive Compensation,” “Directors and Executive Officers – Employment Agreements,” “Directors and Executive Officers – Equity Compensation Plan Information,” “Stock Ownership” and “Certain Relationship and Related Transactions” is incorporated herein by reference.

        (b), (c) The information set forth in the Proxy Statement under the caption “Prior Stock Purchases” is incorporated herein by reference.

        (e) The information set forth in the Proxy Statement under the captions “Directors and Executive Officers – Compensation of Directors,” “Directors and Executive Officers – Executive Compensation,” “Directors and Executive Officers – Equity Compensation Plan Information,” “Directors and Executive Officers – Option Grants in Fiscal Year Ended September 30, 2005,” “Stock Ownership” and “Certain Relationship and Related Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

            (b) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Introduction,” “Special Factors –Background,” “Special Factors –Reasons for the Reverse Stock Split,” “Special Factors – Certain Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders” is incorporated herein by reference.

            (c) (1-8) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Introduction,” “Market for Common Stock and Dividends,” “Special Factors – Certain Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders,” “Directors and Executive Officers – Employment Agreements” and “Certain Relationship and Related Transactions” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

            (a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Introduction” and “Special Factors –Background” and “Special Factors –Reasons for the Reverse Stock Split” is incorporated herein by reference.

            (b) “Special Factors – Alternatives Considered by the Board.”

            (c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Introduction,” “Special Factors –Background,” “Special Factors –Reasons for the Reverse Stock Split” and “Special Factors – Alternatives Considered by the Board” is incorporated herein by reference.

            (d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Introduction,” “Special Factors –Background,” “Special Factors –Reasons for the Reverse Stock Split,” “Special Factors – Certain Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders,” “Special Factors – Financing of the Reverse Stock Split,” “Special Factors – Certain Federal Income Tax Consequences” “Special Factors – Fees and Expenses” and “Special Factors –Exchange of Certificates” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a), (b) and (e) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Introduction,” “Special Factors –Background,” “Special Factors –Reasons for the Reverse Stock Split,” “Special Factors – Certain Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Cashed-Out Shareholders,” “Special Factors – Effects of the Reverse Stock Split on Remaining Shareholders,” “Special Factors – Fairness Determination by the Company”, “Special Factors –Fairness Determination by the Filing Persons”, “Special Factors – Additional Factors Considered in Determining the Fairness of the Reverse Stock Split”, “Special Factors – Potential Disadvantages of the Reverse Stock Split” and “Questions and Answers about the Annual Meeting – What are the board of directors’ recommendations?” is incorporated herein by reference.

        (c) The information set forth in the Proxy Statement under the captions “Questions and Answers about the Annual Meeting – Who is entitled to vote?” and “Questions and Answers about the Annual Meeting – What constitutes a quorum?” is incorporated herein by reference.

        (d) The information set forth in the Proxy Statement under the caption “Special Factors – No Unaffiliated Representative” is incorporated herein by reference.

        (f) None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

        (a), (b) and (c) Not Applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the Proxy Statement under the caption “Special Factors – Financing of the Reverse Stock Split” is incorporated herein by reference.

        (c) The information set forth in the Proxy Statement under the caption “Special Factors–Fees and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        (a) The information set forth in the Proxy Statement under the caption “Stock Ownership” is incorporated herein by reference.

        (b) None.

Item 12. The Solicitation or Recommendation.

            (d)-(e) The information set forth in the Proxy Statement under the captions “Questions and Answers about the Annual Meeting – What are the board of directors’ recommendations?,” “Summary Term Sheet,” “Special Factors – Introduction” and “Special Factors – Fairness Determination by the Company”, “Special Factors –Fairness Determination by the Filing Persons”, “Special Factors – Additional Factors Considered in Determining the Fairness of the Reverse Stock Split”, “Special Factors – Potential Disadvantages of the Reverse Stock Split” is incorporated herein by reference.

Item 13. Financial Information.

        (a) and (b) The information set forth in the Proxy Statement under the caption ”Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

        (a), (b) None.

Item 15. Additional Information

        None.

Item 16. Exhibits.

        (a) Preliminary Proxy Statement for the Annual Meeting of Shareholders.

        (b)(1) Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 21, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended September 30, 2003.)

        (b)(2) First Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of December 31, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended September 30, 2003.)

        (b)(3) Second Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 23, 2004 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company’s Schedule TO filed with the SEC on July 26, 2005.)

        (b)(4) Third Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of January 6, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended September 30, 2004.)

        (b)(5) Fourth Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of July 26, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company’s Schedule TO filed with the SEC on July 26, 2005.)

        (c) Not applicable.

        (d) Not applicable.

        (f) Form of proxy for the annual meeting of shareholders.

        (g) Not applicable.

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2006 July 25, 2006 July 25, 2006 July 25, 2006 July 25, 2006 July 25, 2006 July 25, 2006	ADVANCED NUTRACEUTICALS, INC.

By: /s/ Gregory Pusey
Gregory Pusey
President and Chief Executive Officer

/s/ Wayne Ballenger
F. Wayne Ballenger

/s/ Randall D. Humphreys
Randall D. Humphreys

/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal

/s/ Gregory Pusey
Gregory Pusey

/s/ Pailla M. Reddy
Pailla M. Reddy

/s/ David E. Welch
David E. Welch